Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

November 29, 2021

Re:	Grayscale Digital Large Cap Fund LLC

Amendment No. 2 to Registration Statement on Form 10-12G

Filed August 13, 2021

File No. 000-56284

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Att’n:	Justin Dobbie

Dana Brown

John Spitz

Becky Chow

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, the manager (the “Manager”) of Grayscale Digital Large Cap Fund LLC (the “Fund”), this letter sets forth the Manager’s responses to the comments provided by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated November 12, 2021 on Amendment No. 2 to the registration statement on Form 10-12G (the “Registration Statement”) relating to the registration of the Fund’s shares (the “Shares”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Manager has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 3 to the Registration Statement, including Exhibit 99.1 (the “Information Statement”), which reflects these revisions and updates certain other information. For the Staff’s convenience, each comment is restated in italics prior to the response to such comment. All references to page numbers and captions correspond to pages and captions in the Information Statement.

Amendment No. 2 to Registration Statement on Form 10-12G

Determination of NAV, page 2

1.

We note your response to our prior comment 2. Please revise the disclosure at the bottom of page 4 to explain whether you will take any Forked Assets you may hold into account for purposes of determining the Digital Asset Holdings, Digital Asset Holdings per Share, the NAV or the NAV per Share, in the event that, as discussed on page 9, you determine “that a Forked Asset has a high probability of qualifying for inclusion in the Fund’s portfolio after meeting the trading history requirement of at least three months and [you] may decide to retain the Forked Asset despite the fact that it does not currently meet the Inclusion Criteria.”

The Manager has revised the disclosure on page 4 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Risk Factors, page 16

2.

We note the disclosure on page 87 that in the future the Fund may engage in staking activities. To the extent material, please revise to include a risk factor addressing the risk that any future regulatory developments related to staking activities may impact your ability or decision to participate in such an activity.

The Manager advises the Staff that, as disclosed within the section titled “Activities of the Fund” beginning on page 88, the Fund does not currently engage in Staking and has no current plans to do so. The Fund has disclosed on pages 46-48 and 140-143 certain existing tax and regulatory risks relating to Staking that may impact the Fund’s ability or decision to participate in Staking in the future. However, the Manager respectfully advises the Staff that it does not believe there is a material risk at this time that future regulatory developments related to Staking activities will impact the Fund’s ability or decision to participate in such an activity.

The lack of full insurance and shareholders’ limited rights of legal recourse, page 36

3.

We note your response to our prior comment 6. Please revise this risk factor to additionally state, if true, that you do not know the amount of the Custodian’s capital and the Fund and the Sponsor do not have access to that information.

The Manager has revised the disclosure on page 37 in response to the Staff’s comment.

Constituent Exchange Selection, page 63

4.

We note your response to our prior comment 11 and your disclosure on page 64 that the Reference Rate Provider is not required to publicize or explain the addition or removal of Constituent Exchanges or to alert the Manager to such changes. Please tell us why, if true, you will not inform investors of a material change to the Constituent Exchanges by filing a current report, or disclose here that you will do so.

The Manager has revised the disclosure on pages 64-65 in response to the Staff’s comment.

Determination of Digital Asset Reference Rates, page 64

5.

Please include a discussion clarifying how the methodology for calculating the indicative price differs from the methodology for calculating the index price. As a separate matter, provide a discussion of the procedures the Reference Rate Provider uses when determining whether to use an indicative price as the reference rate, including when the discretion of the Reference Rate Provider comes into play.

The Manager has revised the disclosure on pages 7 and 64 in response to the Staff’s comment.

Illustrative Example, page 65

6.	We note your response to our prior comment 12. Please address the following:

•	In the discussion of the inactivity adjustment, revise to explain in sufficient detail what is meant by “influence on the trading price.” If this is the same as the trading volume share, so state;

•	In the discussion of the inactivity adjustment, explain over what period “influence on the trading price” is calculated;

•	In the discussion of price-variance weighting, provide the actual percentage threshold used, or confirm that 7% is the threshold used for all digital assets; and

•	In the discussion of price-variance weighting, explain whether there is a minimum amount of time over which price variance is measured for purposes of this step.

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U.S. Securities and Exchange Commission

The Manager has revised the disclosure on page 67 in response to the Staff’s comment.

Fund Construction Criteria, page 90

7.

Please refer to the first full paragraph on page 91. Revise to clarify what you mean by “not enough digital assets that meet the Inclusion Criteria and are otherwise appropriate to be included in the Fund despite otherwise satisfying the Inclusion Criteria.”

The Manager has revised the disclosure on page 92 in response to the Staff’s comment.

Inclusion of New Fund Components, page 90

8.

We note your response to our prior comment 13. Explain in further detail why the Authorized Participant did not have the ability to trade Cardano during the rebalancing period and why Binance Coin and Polkadot were not accessible for trading and custody prior to delivery to the Fund by the Authorized Participant.

The Manager has revised the disclosure on page 94 in response to the Staff’s comment.

9.

We note that Bitcoin Cash, currently the 19th largest digital asset by market capitalization according to CoinMarketCap.com, appears to be the digital asset with the smallest market capitalization held by the Fund. Please include a table identifying all of the digital assets with larger market capitalizations than Bitcoin Cash along with a brief explanation for the reason they are not included as a Fund component.

The Manager has revised the disclosure on page 95 in response to the Staff’s comment.

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Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Michael Sonnenshein

Chief Executive Officer

Grayscale Investments, LLC

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